Exhibit 99.2

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES - TABLE OF CONTENTS

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MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They include certain amounts that are based on estimates and judgments.

In management’s opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information, among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company’s financial reporting.

The Audit Committee of the Board of Directors, currently composed of four independent directors, reviews the effectiveness of the company’s financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor’s annual financial statements and Management’s Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, KPMG LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

Mark Little	Alister Cowan
President and Chief Executive Officer	Chief Financial Officer

February 23, 2022

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The following report is provided by management in respect of the company’s internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

MANAGEMENT’S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

1.	Management is responsible for establishing and maintaining adequate internal control over the company’s financial reporting.
2.	Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control – Integrated Framework to evaluate the effectiveness of the company’s internal control over financial reporting.
3.	Management has assessed the effectiveness of the company’s internal control over financial reporting as at December 31, 2021, and has concluded that such internal control over financial reporting was effective as of that date. In addition, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2021. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
4.	The effectiveness of the company’s internal control over financial reporting as at December 31, 2021, has been audited by KPMG LLP, independent auditor, as stated in their report which appears herein.

Mark Little	Alister Cowan
President and Chief Executive Officer	Chief Financial Officer

February 23, 2022

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Suncor Energy Inc.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Suncor Energy Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Indicators of impairment loss or reversal related to Oil Sands and Exploration and Production property, plant and equipment

As discussed in Note 3(m) to the consolidated financial statements, when circumstances indicate that a cash generating unit (“CGU”) may be impaired or a previous impairment reversed, the Company compares the carrying amount of the CGU to its recoverable amount. Quarterly, the Company analyzes indicators of impairment loss or reversal (“impairment indicators”), such as significant increases or decreases in forecasted production volumes (which include assumptions related to proved and probable oil reserves), commodity prices, capital expenditures and operating costs (collectively, “reserve assumptions”). The estimate of reserve assumptions requires the expertise of independent qualified reserves evaluators. The Company engages independent qualified reserves evaluators to evaluate the Company’s proved and probable oil reserves. The carrying amount of the Company’s Oil Sands and Exploration and Production property, plant and equipment balance as of December 31, 2021 was $55,374 million.

We identified the evaluation of the assessment of indicators of impairment loss or reversal related to Oil Sands and Exploration and Production property, plant and equipment as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the reserve assumptions used by the Company in their assessment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s assessment of impairment indicators, including controls related to the reserve assumptions. We evaluated the Company’s reserve assumptions by comparing the current year externally evaluated proved and probable oil reserves to historical results. We compared the Company’s current year actual production volumes, operating costs and capital expenditures to those respective assumptions used in the prior year externally evaluated proved and probable oil reserves to assess the Company’s ability to accurately forecast. We evaluated the Company’s future commodity price estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the competence, capabilities, and objectivity of the Company’s independent qualified reserves evaluators engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by the independent qualified reserves evaluators to evaluate proved and probable oil reserves for compliance with regulatory standards.

Impairment of the Fort Hills cash generating unit

As discussed in note 16 to the consolidated financial statements, the Company identified an indicator of impairment at December 31, 2021 for the Fort Hills cash generating unit (“CGU”) and performed an impairment test to determine the recoverable amount of the CGU based on the fair value less cost of disposal. The estimated recoverable amount of the CGU involves numerous assumptions, including forecasted production volumes, commodity prices (including foreign exchange rates), operating costs (“forecasted cash flow assumptions”), and discount rate.

We identified the assessment of the impairment of the Fort Hills CGU as a critical audit matter. A high degree of subjective auditor judgment was required in evaluating the Company’s forecasted cash flow and discount rate assumptions as minor changes to these assumptions could have had a significant effect on the Company’s calculation of the recoverable amount of the CGU. A high degree of subjective auditor judgement was also required to evaluate the externally evaluated proved and probable oil reserves which were used to assess the Company’s forecasted cash flow assumptions. Additionally, the evaluation of the impairment of the Fort Hills CGU required involvement of valuation professionals with specialized skills and knowledge.

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The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s determination of the recoverable amount of the CGU, including controls related to the determination of the forecasted cash flow assumptions and discount rate. We performed sensitivity analyses over the discount rate and forecasted commodity price assumptions to assess the impact of those assumptions on the Company’s determination of the recoverable amount of the CGU. We evaluated the Company’s future commodity price (including foreign exchange rate) estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the forecasted production volumes and operating cost assumptions used in the impairment test by comparing to the current year externally evaluated proved and probable oil reserves as well as to historical results. We assessed differences between management’s forecasted cash flow assumptions and the externally evaluated proved and probable oil reserves by comparing to recent historical results and comparable CGUs. We compared the Company’s current year actual production volumes and operating costs to those respective assumptions used in the prior year externally evaluated proved and probable oil reserves to assess the Company’s ability to accurately forecast. We evaluated the competence, capabilities and objectivity of the independent qualified reserves evaluators engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by independent qualified reserves evaluators to evaluate proved and probable oil reserves for compliance with regulatory standards. We involved valuation professionals with specialized skills and knowledge, who assisted in:

●	evaluating the Company’s CGU discount rate, by comparing the inputs against publicly available market data for comparable entities and assessing the resulting discount rate
●	evaluating the Company’s estimate of recoverable amount of the CGU by comparing to publicly available market data and valuation metrics for comparable entities.

Chartered Professional Accountants

We have served as the Company’s auditor since 2019.

Calgary, Canada
February 23, 2022

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31 ($ millions)	Notes	2021	2020
Revenues and Other Income
Operating revenues, net of royalties	6	39 132	24 662
Other income	7	(31)	390
		39 101	25 052

Expenses
Purchases of crude oil and products		13 791	9 112
Operating, selling and general(1)	8 and 26	11 366	9 794
Transportation and distribution(1)		1 479	1 551
Depreciation, depletion, amortization and impairment	15 and 16	5 850	9 526
Exploration		47	186
Gain on disposal of assets	33	(257)	(16)
Financing expenses	9	1 255	996
		33 531	31 149
Earnings (Loss) before Income Taxes		5 570	(6 097)
Income Tax Expense (Recovery)
Current	10	1 395	(659)
Deferred	10 and 16	56	(1 119)
		1 451	(1 778)
Net Earnings (Loss)		4 119	(4 319)

Other Comprehensive Income (Loss)
Items That May be Subsequently Reclassified to Earnings:
Foreign currency translation adjustment		(63)	(22)
Items That Will Not be Reclassified to Earnings:
Actuarial gain (loss) on employee retirement benefit plans, net of income taxes		856	(196)

Other Comprehensive Income (Loss)		793	(218)

Total Comprehensive Income (Loss)		4 912	(4 537)

Per Common Share (dollars)	11
Net earnings (loss) – basic and diluted		2.77	(2.83)
Cash dividends		1.05	1.10
(1)	Prior period amounts have been reclassified to align with the current year presentation of transportation and distribution expense. For the year ended December 31, 2020, $133 million was reclassified from operating, selling and general expense to transportation and distribution expense. This reclassification had no effect on net earnings (loss).

The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED BALANCE SHEETS

		December 31	December 31
($ millions)	Notes	2021	2020
Assets
Current assets
Cash and cash equivalents	12	2 205	1 885
Accounts receivable		4 534	3 157
Inventories	14	4 110	3 617
Income taxes receivable		128	727
Total current assets		10 977	9 386
Property, plant and equipment, net	15 - 17 and 33	65 546	68 130
Exploration and evaluation	18	2 226	2 286
Other assets	19	1 307	1 277
Goodwill and other intangible assets	20	3 523	3 328
Deferred income taxes	10	160	209
Total assets		83 739	84 616

Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt	21	1 284	3 566
Current portion of long-term debt	21	231	1 413
Current portion of long-term lease liabilities	21	310	272
Accounts payable and accrued liabilities		6 503	4 684
Current portion of provisions	24	779	527
Income taxes payable		1 292	87
Total current liabilities		10 399	10 549
Long-term debt	21	13 989	13 812
Long-term lease liabilities	21	2 540	2 636
Other long-term liabilities	22	2 180	2 840
Provisions	24	8 776	10 055
Deferred income taxes	10 and 16	9 241	8 967
Equity		36 614	35 757
Total liabilities and shareholders’ equity		83 739	84 616

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

Mark Little	Patricia M. Bedient
Director	Director

February 23, 2022

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CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ millions)	Notes	2021	2020
Operating Activities
Net earnings (loss)		4 119	(4 319)
Adjustments for:
Depreciation, depletion, amortization and impairment		5 850	9 526
Deferred income tax expense (recovery)	10 and 16	56	(1 119)
Accretion	9	304	278
Unrealized foreign exchange gain on U.S. dollar denominated debt	9	(113)	(312)
Change in fair value of financial instruments and trading inventory		(13)	108
Gain on disposal of assets	33	(257)	(16)
Loss on extinguishment of long-term debt	9 and 21	80	-
Share-based compensation		205	(238)
Exploration		-	80
Settlement of decommissioning and restoration liabilities		(263)	(231)
Other		289	119
Decrease (increase) in non-cash working capital	13	1 507	(1 201)
Cash flow provided by operating activities		11 764	2 675

Investing Activities
Capital and exploration expenditures		(4 555)	(3 926)
Proceeds from disposal of assets	33	335	72
Other investments and acquisitions		(28)	(113)
Decrease (increase) in non-cash working capital	13	271	(557)
Cash flow used in investing activities		(3 977)	(4 524)

Financing Activities
Net (decrease) increase in short-term debt		(2 256)	1 445
Repayment of long-term debt	21	(2 451)	-
Issuance of long-term debt		1 423	2 634
Lease liability payments		(325)	(335)
Issuance of common shares under share option plans		8	29
Repurchase of common shares	25	(2 304)	(307)
Distributions relating to non-controlling interest		(9)	(10)
Dividends paid on common shares		(1 550)	(1 670)
Cash flow (used in) provided by financing activities		(7 464)	1 786

Increase (Decrease) in Cash and Cash Equivalents		323	(63)
Effect of foreign exchange on cash and cash equivalents		(3)	(12)
Cash and cash equivalents at beginning of year		1 885	1 960
Cash and Cash Equivalents at End of Year		2 205	1 885

Supplementary Cash Flow Information
Interest paid		980	1 028
Income taxes (received) paid		(532)	695

The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Accumulated			Number of
				Other			Common
		Share	Contributed	Comprehensive	Retained		Shares
($ millions)	Notes	Capital	Surplus	Income	Earnings	Total	(thousands)

At December 31, 2019		25 167	566	899	15 410	42 042	1 531 874

Net loss		-	-	-	(4 319)	(4 319)	-

Foreign currency translation adjustment		-	-	(22)	-	(22)	-

Actuarial loss on employee retirement benefit plans, net of income taxes of $62	23	-	-	-	(196)	(196)	-

Total comprehensive (loss) income		-	-	(22)	(4 515)	(4 537)	-

Issued under share option plans		36	(7)	-	-	29	804

Repurchase of common shares for cancellation	25	(124)	-	-	(183)	(307)	(7 527)

Change in liability for share purchase commitment	25	65	-	-	103	168	-

Share-based compensation	26	-	32	-	-	32	-

Dividends paid on common shares		-	-	-	(1 670)	(1 670)	-

At December 31, 2020		25 144	591	877	9 145	35 757	1 525 151

Net earnings		-	-	-	4 119	4 119	-

Foreign currency translation adjustment		-	-	(63)	-	(63)	-

Actuarial gain on employee retirement benefit plans, net of income taxes of $277	23	-	-	-	856	856	-

Total comprehensive (loss) income		-	-	(63)	4 975	4 912	-

Issued under share option plans		8	-	-	-	8	245

Common shares forfeited		-	-	-	-	-	(186)

Repurchase of common shares for cancellation	25	(1 382)	-	-	(922)	(2 304)	(83 959)

Change in liability for share purchase commitment	25	(120)	-	-	(110)	(230)	-

Share-based compensation	26	-	21	-	-	21	-

Dividends paid on common shares		-	-	-	(1 550)	(1 550)	-

At December 31, 2021		23 650	612	814	11 538	36 614	1 441 251

The accompanying notes are an integral part of the consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor's operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).

The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

During 2021, the company revised the presentation of certain expenses from “transportation” to “transportation and distribution” and reclassified certain operating, selling and general expenses to transportation and distribution to better reflect the nature of these expenses. There is no impact on net earnings (loss) and comparative periods have been restated to reflect this change.

Suncor’s accounting policies are based on IFRS issued and outstanding for all periods presented in these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on February 23, 2022.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the consolidated financial statements are described in note 4.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The company consolidates its interests in entities it controls. Control comprises the power to govern an entity’s financial and operating policies to obtain benefits from its activities, and is a matter of judgment. All intercompany balances and transactions are eliminated on consolidation.

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(b) Joint Arrangements

Joint arrangements represent arrangements in which two or more parties have joint control established by a contractual agreement. Joint control only exists when decisions about the activities that most significantly affect the returns of the investee are unanimous. Joint arrangements can be classified as either a joint operation or a joint venture. The classification of joint arrangements requires judgment. In determining the classification of its joint arrangements, the company considers the contractual rights and obligations of each investor and whether the legal structure of the joint arrangement gives the entity direct rights to the assets and obligations for the liabilities.

Where the company has rights to the assets and obligations for the liabilities of a joint arrangement, such arrangement is classified as a joint operation and the company’s proportionate share of the joint operation’s assets, liabilities, revenues and expenses are included in the consolidated financial statements, on a line-by-line basis.

Where the company has rights to the net assets of an arrangement, the arrangement is classified as a joint venture and accounted for using the equity method of accounting. Under the equity method, the company’s initial investment is recognized at cost and subsequently adjusted for the company’s share of the joint venture’s income or loss, less distributions received.

(c) Investments in Associates

Associates are entities for which the company has significant influence, but not control or joint control over the financial and operational decisions. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost and adjusted thereafter for the change in the company’s share of the investee’s profit or loss and Other Comprehensive Income (OCI) less distributions received until the date that significant influence ceases.

(d) Foreign Currency Translation

Functional currencies of the company’s individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the company’s consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates as at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in OCI.

If the company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

(e) Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products, refined petroleum products and power represent the company’s contractual arrangements with customers. Revenue is recorded when control passes to the customer, in accordance with specified contract terms. All operating revenue is earned at a point in time and is based on the consideration that the company expects to receive for the transfer of the goods to the customer. Revenues are usually collected in the month following delivery except retail gasoline, diesel and ancillary products, which are due upon delivery and, accordingly, the company does not adjust consideration for the effects of a financing component.

Revenue from oil and natural gas production is recorded net of royalty expense.

International operations conducted pursuant to Production Sharing Contracts (PSCs) are reflected in the consolidated financial statements based on the company’s working interest. Each PSC establishes the exploration, development and operating costs the company is required to fund and establishes specific terms for the company to recover these costs and to

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share in the production profits. Cost recovery is generally limited to a specified percentage of production during each fiscal year (Cost Recovery Oil). Any Cost Recovery Oil remaining after costs have been recovered is referred to as Excess Petroleum and is shared between the company and the respective government. Assuming collection is reasonably assured, the company’s share of Cost Recovery Oil and Excess Petroleum are reported as revenue when the sale of product to a third party occurs. Revenue also includes income taxes paid on the company’s behalf by government joint partners.

(f) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks, term deposits, certificates of deposit and all other highly liquid investments at the time of purchase.

(g) Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Cost of inventory consists of purchase costs, direct production costs, direct overhead and depreciation, depletion and amortization. Materials and supplies are valued at the lower of average cost and net realizable value.

Inventories held for trading purposes are carried at fair value less costs to sell and any changes in fair value are recognized in Other Income within the respective reporting segment to which the trading activity relates.

(h) Assets Held for Sale

Assets and the associated liabilities are classified as held for sale if their carrying amounts are expected to be recovered through a disposition rather than through continued use. The assets or disposal groups are measured at the lower of their carrying amount or estimated fair value less costs of disposal. Impairment losses on initial classification as well as subsequent gains or losses on remeasurement are recognized in Depreciation, Depletion, Amortization and Impairment. When the assets or disposal groups are sold, the gains or losses on the sale are recognized in Gain on Disposal of Assets. Assets classified as held for sale are not depreciated, depleted or amortized.

(i) Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Certain exploration costs, including geological, geophysical and seismic expenditures and delineation on oil sands properties, are charged to Exploration expense as incurred.

Exploration and Evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to Exploration expense.

When management determines with reasonable certainty that an Exploration and Evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to Property, Plant and Equipment.

(j) Property, Plant and Equipment

Property, Plant and Equipment are initially recorded at cost.

The costs to acquire developed or producing oil and gas properties, and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install development infrastructure, such as wellhead equipment, well platforms, well pairs, offshore platforms, subsea structures and an estimate of asset retirement costs, are capitalized as oil and gas properties within Property, Plant and Equipment.

The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, processing and power generation facilities, utility plants, and all renewable energy, refining, and marketing assets, are capitalized as plant and equipment within Property, Plant and Equipment.

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Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.

The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will be realized by the company and the associated carrying amount of the replaced component is derecognized.

Borrowing costs relating to assets that take over one year to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.

(k) Depreciation, Depletion and Amortization

Exploration and Evaluation assets are not subject to depreciation, depletion and amortization. Once transferred to oil and gas properties within Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves, with the exception of costs associated with oil sands mines, which are depreciated on a straight-line basis over the life of the mine, and property acquisition costs, which are depleted over proved reserves.

Capital expenditures are not depreciated or depleted until assets are substantially complete and ready for their intended use.

Costs to develop oil and gas properties other than certain oil sands mining assets, including costs of dedicated infrastructure, such as well pads and wellhead equipment, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves. Costs related to offshore facilities are depleted over proved and probable reserves. Costs to develop and construct oil sands mines are depreciated on a straight-line basis over the life of the mine.

Major components of Property, Plant and Equipment are depreciated on a straight-line basis over their expected useful lives.

Oil sands upgraders, extraction plants and mine facilities	20 to 40 years
Oil sands mine equipment	5 to 15 years
Oil sands in situ processing facilities	30 years
Power generation and utility plants	30 to 40 years
Refineries and other processing plants	20 to 40 years
Marketing and other distribution assets	10 to 40 years

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight-line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

Right-of-use assets within Property, Plant and Equipment are depreciated on a straight-line basis over the shorter of the estimated useful life of the right-of-use asset or the lease term.

(l) Goodwill and Other Intangible Assets

The company accounts for business combinations using the acquisition method. The excess of the purchase price over the fair value of the identifiable net assets represents goodwill, and is allocated to the cash generating units (CGUs) or groups of CGUs expected to benefit from the business combination.

Other intangible assets include acquired customer lists, brand value and certain software costs.

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Goodwill and brand value have indefinite useful lives and are not subject to amortization. Customer lists are amortized over their expected useful lives, which range from five to 10 years. Software costs are amortized over their expected useful lives, which range from five to six years. Expected useful lives of other intangible assets are reviewed on an annual basis.

(m) Impairment of Assets

Non-Financial Assets

Property, Plant and Equipment and Exploration and Evaluation assets are reviewed quarterly to assess whether there is any indication of impairment. Goodwill and intangible assets that have an indefinite useful life are tested for impairment annually. Exploration and Evaluation assets are also tested for impairment immediately prior to being transferred to Property, Plant and Equipment.

If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated as the higher of the fair value less costs of disposal and value-in-use. In determining fair value less costs of disposal, recent market transactions are considered, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.

Impairments may be reversed for all CGUs and individual assets, other than goodwill, if there has been a change in the estimates and judgments used to determine the asset’s recoverable amount since the last impairment loss was recognized. If such indication exists, the carrying amount of the CGU or asset is increased to its revised recoverable amount, which cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment been recognized.

Impairments and impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

Financial Assets

At each reporting date, the company assesses the expected credit losses associated with its financial assets measured at amortized cost. Expected credit losses are measured as the difference between the cash flows that are due to the company and the cash flows that the company expects to receive, discounted at the effective interest rate determined at initial recognition. For trade accounts receivables, the company applies the simplified approach permitted by IFRS 9 Financial Instruments, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. To measure expected credit losses, accounts receivables are grouped based on the number of days the receivables have been outstanding and the internal credit assessments of the customers. Credit risk for longer term receivables is assessed based on an external credit rating of the counterparty. For longer term receivables with credit risk that has not increased significantly since the date of recognition, the company measures the expected credit loss as the twelve-month expected credit loss. Expected credit losses are recognized in net earnings.

(n) Provisions

Provisions are recognized by the company when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized for decommissioning and restoration obligations associated with the company’s Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management’s best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through Financing Expense with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

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(o) Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates as at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are anticipated to be recovered or settled. Changes to these balances are recognized in net earnings or in Other Comprehensive Income in the period they occur. Investment tax credits are recorded as a reduction to the related expenditures.

The company recognizes the financial statement impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit. The company assesses possible outcomes and their associated probabilities. If the company determines payment is probable, it measures the tax provision at the best estimate of the amount of tax payable.

(p) Pensions and Other Post-Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

The cost of pension benefits earned by employees in the defined contribution pension plan is expensed as incurred. The cost of defined benefit pension plans and other post-retirement benefits are actuarially determined using the projected unit credit method based on present pay levels and management’s best estimates of demographic and financial assumptions. Pension benefits earned during the current year are recorded in Operating, Selling and General expense. Interest costs on the net unfunded obligation are recorded in Financing Expense. Any actuarial gains or losses are recognized immediately through Other Comprehensive Income and transferred directly to Retained Earnings.

The liability recognized on the balance sheet is the present value of the defined benefit obligations net of the fair value of plan assets.

(q) Share-Based Compensation Plans

Under the company’s share-based compensation plans, share-based awards may be granted to executives, employees and non-employee directors. Compensation expense is recorded in Operating, Selling and General expense.

Share-based compensation awards that settle in cash or have the option to settle in cash or shares are accounted for as cash-settled plans. These are measured at fair value each reporting period using the Black-Scholes options pricing model. The expense is recognized over the vesting period, with a corresponding adjustment to the outstanding liability. When awards are surrendered for cash, the cash settlement paid reduces the outstanding liability. When awards are exercised for common shares, consideration paid by the holder and the previously recognized liability associated with the options are recorded to Share Capital.

Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant using the Black-Scholes options pricing model and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to Contributed Surplus. Consideration paid to the company on exercise of options is credited to Share Capital and the associated amount in Contributed Surplus is reclassified to Share Capital.

(r) Financial Instruments

The company classifies its financial instruments into one of the following categories: fair value through profit or loss (FVTPL), fair value through other comprehensive income, or at amortized cost. This determination is made at initial recognition. All financial instruments are initially recognized at fair value on the balance sheet, net of any transaction costs except for financial instruments classified as FVTPL, where transaction costs are expensed as incurred. Subsequent measurement of financial instruments is based on their classification. The company classifies its derivative financial instruments and certain investments as FVTPL, cash and cash equivalents and accounts receivable as financial assets at amortized cost, and accounts payable and accrued liabilities, debt, and other long-term liabilities as financial liabilities at amortized cost.

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In circumstances where the company consolidates a subsidiary in which there are other owners with a non-controlling interest and the subsidiary has a non-discretionary obligation to distribute cash based on a predetermined formula to the non-controlling owners, the non-controlling interest is classified as a financial liability rather than equity in accordance with IAS 32 Financial Instruments: Presentation. The non-controlling interest liability is classified as an amortized cost liability and is presented within Other Long-Term Liabilities. The balance is accreted based on current period interest expense recorded using the effective interest method and decreased based on distributions made to the non-controlling owners.

The company uses derivative financial instruments, such as physical and financial contracts, either to manage certain exposures to fluctuations in interest rates, commodity prices and foreign exchange rates, as part of its overall risk management program. Earnings impacts from derivatives used to manage a particular risk are reported as part of Other Income in the related reporting segment.

Certain physical commodity contracts, when used for trading purposes, are deemed to be derivative financial instruments for accounting purposes. Physical commodity contracts entered into for the purpose of receipt or delivery in accordance with the company’s expected purchase, sale or usage requirements are not considered to be derivative financial instruments and are accounted for as executory contracts.

Derivatives embedded in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

(s) Hedging Activities

The company may apply hedge accounting to arrangements that qualify for designated hedge accounting treatment. Documentation is prepared at the inception of a hedge relationship in order to qualify for hedge accounting. Designated hedges are assessed at each reporting date to determine if the relationship between the derivative and the underlying hedged item accomplishes the company’s risk management objectives for financial and non-financial risk exposures.

If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and in the fair value of the underlying hedged item are recognized in net earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in Other Comprehensive Income and are recognized in net earnings when the hedged item is realized. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings immediately. Changes in the fair value of a derivative designated in a fair value or cash flow hedge are recognized in the same line item as the underlying hedged item.

The company did not apply hedge accounting to any of its derivative instruments for the years ended December 31, 2021 or 2020.

(t) Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. When the company repurchases its own common shares, share capital is reduced by the average carrying value of the shares repurchased. The excess of the purchase price over the average carrying value is recognized as a deduction from Retained Earnings. Shares are cancelled upon repurchase.

(u) Dividend Distributions

Dividends on common shares are recognized in the period in which the dividends are declared by the company’s Board of Directors.

(v) Earnings per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the company’s share-based compensation plans. The number of shares included is computed using the treasury stock method. As these awards can be exchanged for common shares of the company, they are

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considered potentially dilutive and are included in the calculation of the company’s diluted net earnings per share if they have a dilutive impact in the period.

(w) Emissions Obligations

Emissions obligations are measured at the weighted average cost per unit of emissions expected to be incurred to settle the obligation and are recorded in the period in which the emissions occur within Operating, Selling and General expense, or Purchases.

Purchases of emissions rights are recognized as Other Assets on the balance sheet and are measured at historical cost. Emissions rights received by way of grant are recorded at a nominal amount.

(x) Leases

At inception of a contract, the company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset on the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term. Judgment is applied to determine the lease term where a renewal option exists. Right-of-use assets are depreciated using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be reduced by impairment losses or adjusted for certain remeasurements of the lease liability.

The company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments are recognized as an expense when incurred over the lease term. As well, the company has accounted for each lease component and any non-lease components as a single lease component for crude oil storage tanks.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company’s incremental borrowing rate. Lease payments include fixed payments, and variable payments that are based on an index or rate.

Cash payments for the principal portion of the lease liability are presented within the financing activities section and the interest portion of the lease liability is presented within the operating activities section of the statement of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities section of the statement of cash flows.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the company’s estimate of the amount expected to be payable under a residual value guarantee, or if the company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The company has lease contracts which include storage tanks, pipelines, railway cars, vessels, buildings, land, and mobile equipment for the purpose of production, storage and transportation of crude oil and related products.

(y) Government Grants

Government grants are recognized when the company has reasonable assurance that it has complied with the relevant conditions of the grant and that it will be received. The company recognizes the grants that compensate the company for expenses incurred against the financial statement line item that it is intended to compensate, or to other income if the grant is recognized in a different period than the underlying transaction.

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4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

COVID-19

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have and may continue to have significant disruption to business operations and a significant increase in economic uncertainty, with fluctuating demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor’s financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic volatility have been considered in management’s estimates, and assumptions at period-end have been reflected in our results with any significant changes described in the relevant financial statement note.

The COVID-19 pandemic is an evolving situation that is expected to continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive income (loss), consolidated balance sheets and consolidated statements of cash flows.

Climate Change

Climate change and the transition to a lower-carbon economy from carbon-based sources to alternative energy were considered in preparing the consolidated financial statements. These may have significant impacts on the currently reported amounts of the company’s assets and liabilities discussed below and on similar assets and liabilities that may be recognized in the future.

The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves

The company’s estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, and decommissioning and restoration obligations. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2021, by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2021, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions, as well as climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels can materially impact the estimation of net reserves. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management

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review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company’s internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, income taxes, and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. In addition, climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the recoverable amount and could affect the carrying value and useful life of the related assets. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company’s decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented. In addition, climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the carrying value of the liabilities. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

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Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgment about the outcomes of future events, the interpretation of laws and regulations, and estimates on the timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company’s assets, liabilities and net earnings.

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company’s estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company’s judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

5. NEW IFRS STANDARDS

Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company’s consolidated financial statements, and that may have an impact on the disclosures and financial position of the company are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrowed the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences. The amendments are effective January 1, 2023, with early adoption permitted. The company does not anticipate any significant impact from these amendments on the consolidated financial statements as a result of the initial application.

Definition of Accounting Estimates

In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments introduced a definition of accounting estimates and included other amendments to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective January 1, 2023, with early adoption permitted. The company does not anticipate any significant impact from these amendments on the consolidated financial statements as a result of the initial application.

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6. SEGMENTED INFORMATION

The company’s operating segments are reported based on the nature of their products and services and management responsibility. The following summary describes the operations in each of the segments:

●	Oil Sands includes the company’s wholly owned operations in the Athabasca oil sands in Alberta to explore, develop and produce bitumen, synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations. This segment also includes the company’s joint interest in the Syncrude oil sands mining and upgrading operation, and the company’s joint interest in the Fort Hills partnership as well as the marketing, supply, transportation and risk management of crude oil, natural gas, power and byproducts. The individual operating segments related to mining operations, In Situ, Fort Hills and Syncrude have been aggregated into one reportable segment (Oil Sands) due to the similar nature of their business activities, including the production of bitumen, and the single geographic area and regulatory environment in which they operate.
●	Exploration and Production (E&P) includes offshore activity in East Coast Canada, with interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, the exploration and production of crude oil and natural gas at Buzzard and Golden Eagle Area Development (the latter of which the company sold during 2021 – see note 33) in the United Kingdom (U.K.), exploration and production of crude oil and gas at Oda, and the development of the Fenja field in Norway, as well as the marketing and risk management of crude oil and natural gas.
●	Refining and Marketing includes the refining of crude oil products, and the distribution, marketing, transportation and risk management of refined and petrochemical products, and other purchased products through the retail and wholesale networks located in Canada and the United States (U.S.). The segment also includes trading of crude oil, natural gas and power.

The company also reports activities not directly attributable to an operating segment under Corporate and Eliminations. This includes renewable projects such as the wind power facilities of Chin Chute and Magrath in Alberta, SunBridge in Saskatchewan and Adelaide in Ontario, the development of the Forty Mile Wind Project in Alberta, as well as other investments in waste-to-biofuels, chemicals, and carbon capture projects.

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Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment balances are eliminated on consolidation. Intersegment profit will not be recognized until the related product has been sold to third parties.

			Exploration		Refining and		Corporate and
For the years ended December 31	Oil Sands		and Production		Marketing		Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Revenues and Other Income
Gross revenues	15 319	7 792	2 978	1 899	22 808	15 180	28	29	41 133	24 900
Intersegment revenues	4 601	2 825	-	-	107	92	(4 708)	(2 917)	-	-
Less: Royalties	(1 523)	(95)	(478)	(143)	-	-	-	-	(2 001)	(238)
Operating revenues, net of royalties	18 397	10 522	2 500	1 756	22 915	15 272	(4 680)	(2 888)	39 132	24 662
Other income (loss)	6	298	17	54	(50)	48	(4)	(10)	(31)	390
	18 403	10 820	2 517	1 810	22 865	15 320	(4 684)	(2 898)	39 101	25 052
Expenses
Purchases of crude oil and products	1 444	844	-	-	16 807	11 243	(4 460)	(2 975)	13 791	9 112
Operating, selling and general(1)	8 056	7 169	429	476	2 019	1 759	862	390	11 366	9 794
Transportation and distribution(1)	1 126	1 223	112	100	282	271	(41)	(43)	1 479	1 551
Depreciation, depletion, amortization and impairment	4 585	6 430	324	2 147	853	867	88	82	5 850	9 526
Exploration	12	57	35	129	-	-	-	-	47	186
(Gain) loss on disposal of assets	(4)	(1)	(227)	-	(19)	(24)	(7)	9	(257)	(16)
Financing expenses	359	336	53	47	56	37	787	576	1 255	996
	15 578	16 058	726	2 899	19 998	14 153	(2 771)	(1 961)	33 531	31 149
Earnings (Loss) before Income Taxes	2 825	(5 238)	1 791	(1 089)	2 867	1 167	(1 913)	(937)	5 570	(6 097)
Income Tax Expense (Recovery)
Current	729	(645)	473	64	576	325	(383)	(403)	1 395	(659)
Deferred	(51)	(797)	33	(321)	113	(24)	(39)	23	56	(1 119)
	678	(1 442)	506	(257)	689	301	(422)	(380)	1 451	(1 778)
Net Earnings (Loss)	2 147	(3 796)	1 285	(832)	2 178	866	(1 491)	(557)	4 119	(4 319)
Capital and Exploration Expenditures	3 168	2 736	270	489	825	515	292	186	4 555	3 926
(1)	Prior period amounts of the Refining and Marketing segment have been reclassified to align with the current year presentation of transportation and distribution expense. For the year ended December 31, 2020, $133 million was reclassified from operating, selling and general expense to transportation and distribution expense. This reclassification had no effect on net earnings (loss).

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Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

For the years ended December 31	2021			2020
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
SCO and diesel	14 452	-	14 452	8 574	-	8 574
Bitumen	5 468	-	5 468	2 043	-	2 043
	19 920	-	19 920	10 617	-	10 617
Exploration and Production
Crude oil and natural gas liquids	1 709	1 257	2 966	1 089	806	1 895
Natural gas	-	12	12	-	4	4
	1 709	1 269	2 978	1 089	810	1 899
Refining and Marketing
Gasoline	9 983	-	9 983	6 585	-	6 585
Distillate	9 832	-	9 832	6 525	-	6 525
Other	3 100	-	3 100	2 162	-	2 162
	22 915	-	22 915	15 272	-	15 272
Corporate and Eliminations
	(4 680)	-	(4 680)	(2 888)	-	(2 888)
Total Gross Revenue from Contracts with Customers	39 864	1 269	41 133	24 090	810	24 900

Geographical Information

Operating Revenues, net of Royalties

($ millions)	2021	2020

Canada	32 286	20 588
United States	5 818	3 312
Other foreign	1 028	762
	39 132	24 662

Non-Current Assets(1)

	December 31	December 31
($ millions)	2021	2020

Canada	68 900	71 040
United States	2 020	1 856
Other foreign	1 682	2 125
	72 602	75 021
(1)	Excludes deferred income tax assets.

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7. OTHER INCOME

Other income consists of the following:

($ millions)	2021	2020
Energy trading activities
Gains recognized in earnings	43	126
Losses on inventory valuation	(10)	(25)
Short-term commodity risk management	(198)	49
Investment and interest income	64	94
Insurance proceeds(1)	69	96
Other	1	50
	(31)	390

(1)	2021 includes insurance proceeds for the outages at Mackay River and the secondary extraction facilities at Oil Sands Base Plant and 2020 includes insurance proceeds for MacKay River, both within the Oil Sands segment.

8. OPERATING, SELLING AND GENERAL EXPENSE

Operating, Selling and General expense consists of the following:

($ millions)	2021	2020
Contract services(1)	4 090	4 165
Employee costs(1)	3 884	2 813
Materials	880	951
Energy	1 500	1 113
Equipment rentals and leases	418	361
Travel, marketing and other(2)	594	391
	11 366	9 794

(1)	The company incurred $8.6 billion of contract services and employee costs for the year ended December 31, 2021 (2020 – $7.5 billion), of which $8.0 billion (2020 – $7.0 billion) was recorded in Operating, Selling and General expense and $0.6 billion was recorded as Property, Plant and Equipment (2020 – $0.5 billion). Employee costs include salaries, benefits and share-based compensation.
(2)	Prior period amounts have been reclassified to align with the current year presentation of transportation and distribution expense. For the year ended December 31, 2020, $133 million was reclassified from operating, selling and general expense to transportation and distribution expense. This reclassification had no effect on net earnings (loss).

9. FINANCING EXPENSES

Financing expenses consist of the following:

($ millions)	2021	2020
Interest on debt	834	884
Interest on lease liabilities	161	166
Capitalized interest at 5.0% ( 2020 –4.8%)	(144)	(120)
Interest expense	851	930
Interest on partnership liability	51	52
Interest on pension and other post-retirement benefits	59	54
Accretion	304	278
Foreign exchange gain on U.S. dollar denominated debt	(113)	(312)
Operational foreign exchange and other	23	(6)
Loss on extinguishment of long-term debt	80	-
	1 255	996

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10. INCOME TAXES

Income Tax Expense (Recovery)

($ millions)	2021	2020
Current:
Current year	1 353	(650)
Adjustments in respect of current income tax of prior years	42	(9)
Deferred:
Origination and reversal of temporary differences	29	(973)
Adjustments in respect of deferred income tax of prior years	23	(52)
Changes in tax rates and legislation	8	(106)
Movement in unrecognized deferred income tax assets	(4)	12
Total income tax expense (recovery)	1 451	(1 778)

Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

($ millions)	2021	2020
Earnings (loss) before income tax	5 570	(6 097)
Canadian statutory tax rate	24.24%	24.96%
Statutory tax	1 350	(1 522)
Add (deduct) the tax effect of:
Non-taxable component of capital gains	(12)	(45)
Share-based compensation and other permanent items	3	7
Assessments and adjustments	65	(58)
Impact of income tax rates and legislative changes	8	(173)
Non-taxable component of dispositions	(66)	-
Foreign tax rate differential	111	3
Movement in unrecognized deferred income tax assets	(4)	12
Other	(4)	(2)
Total income tax expense (recovery)	1 451	(1 778)
Effective tax rate	26.1%	29.2%

Deferred Income Tax Balances

The significant components of the company’s deferred income tax (assets) liabilities and deferred income tax expense (recovery) are comprised of the following:

	Deferred Income Tax Expense (Recovery)		Deferred Income Tax Liability (Asset)

			December 31	December 31
($ millions)	2021	2020	2021	2020
Property, plant and equipment	(260)	(1 084)	11 477	11 963
Decommissioning and restoration provision	141	21	(1 936)	(2 304)
Employee retirement benefit plans	(142)	34	(470)	(605)
Tax loss carry-forwards	161	(20)	(15)	(176)
Other	156	(70)	25	(120)
Net deferred income tax expense (recovery) and liability	56	(1 119)	9 081	8 758

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Change in Deferred Income Tax Balances

($ millions)	2021	2020
Net deferred income tax liability, beginning of year	8 758	9 967
Recognized in deferred income tax expense (recovery)	56	(1 119)
Recognized in other comprehensive income	277	(62)
Foreign exchange, acquisition and other	(10)	(28)
Net deferred income tax liability, end of year	9 081	8 758

Deferred Tax in Shareholders’ Equity

($ millions)	2021	2020
Deferred Tax in Other Comprehensive Income
Actuarial gain (loss) on employment retirement benefit plans	277	(62)
Total income tax expense (recovery) reported in equity	277	(62)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit is probable based on estimated future earnings. Suncor has not recognized a $74 million (2020 – $78 million) deferred income tax asset on $606 million (2020 – $640 million) of capital losses related to unrealized foreign exchange on U.S. dollar denominated debt, which can only be utilized against future capital gains.

No deferred tax liability has been recognized at December 31, 2021, on unremitted net earnings of foreign subsidiaries, as the company is able to control the timing and amount of distributions and is not expected to incur any taxes associated with future distributions.

11. EARNINGS (LOSS) PER COMMON SHARE

($ millions)	2021	2020
Net earnings (loss)	4 119	(4 319)

(millions of common shares)
Weighted average number of common shares	1 488	1 526
Dilutive securities:
Effect of share options	1	-
Weighted average number of diluted common shares	1 489	1 526

(dollars per common share)
Basic and diluted earnings (loss) per share	2.77	(2.83)

12. CASH AND CASH EQUIVALENTS

	December 31	December 31
($ millions)	2021	2020
Cash	1 971	1 523
Cash equivalents	234	362
	2 205	1 885

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13. SUPPLEMENTAL CASH FLOW INFORMATION

The (increase) decrease in non-cash working capital is comprised of:

($ millions)	2021	2020
Accounts receivable	(1 324)	954
Inventories	(551)	121
Accounts payable and accrued liabilities(1)	1 588	(1 605)
Current portion of provisions(1)	235	122
Income taxes payable (net)(2)	1 830	(1 350)
	1 778	(1 758)
Relating to:
Operating activities	1 507	(1 201)
Investing activities	271	(557)
	1 778	(1 758)
(1)	Prior period amounts of the current portion of provisions have been reclassified to conform to the current year presentation. For the year ended December 31, 2020, $133 million was reclassified from accounts payable and accrued liabilities to current portion of provisions. This reclassification had no effect on the non-cash working capital.
(2)	During the twelve months ended December 31, 2021, the increase in taxes payable was primarily related to the company’s 2021 current income tax expense, which is payable in early 2022.

Reconciliation of movements of liabilities to cash flows arising from financing activities:

		Current Portion		Current Portion
	Short-Term	of Long-Term	Long-Term	of Long-Term	Long-Term	Partnership	Dividends
($ millions)	Debt	Lease Liabilities	Lease Liabilities	Debt	Debt	Liability	Payable
At December 31, 2019	2 155	310	2 621	-	12 884	455	-
Changes from financing cash flows:
Net issuance of commercial paper	1 445	-	-	-	-	-	-
Gross proceeds from issuance of long-term debt	-	-	-	-	2 651	-	-
Debt issuance costs	-	-	-	-	(17)	-	-
Dividends paid on common shares	-	-	-	-	-	-	(1 670)
Lease liability payments	-	(335)	-	-	-	-	-
Distributions to non-controlling interest	-	-	-	-	-	(10)	-
Non-cash changes:
Dividends declared on common shares	-	-	-	-	-	-	1 670
Unrealized foreign exchange gains	(34)	-	-	(20)	(258)	-	-
Reclassification of debt	-	-	-	1 433	(1 433)	-	-
Reclassification of lease obligations	-	297	(297)	-	-	-	-
Deferred financing costs	-	-	-	-	(15)	-	-
Reassessment of partnership liability	-	-	-	-	-	(9)	-
New leases	-	-	312	-	-	-	-
At December 31, 2020	3 566	272	2 636	1 413	13 812	436	-
Changes from financing cash flows:
Reduction of commercial paper	(2 256)	-	-	-	-	-	-
Gross proceeds from issuance of long-term debt	-	-	-	-	1 446	-	-
Debt issuance costs	-	-	-	-	(23)	-	-
Repayment of long-term debt	-	-	-	(2 451)	-	-	-
Loss on extinguishment of long-term debt	-	-	-	80	-	-	-
Realized foreign exchange (gains) and losses	(79)	-	-	128	-	-	-
Dividends paid on common shares	-	-	-	-	-	-	1 550

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Lease liability payments	-	(325)	-	-	-	-	-
Distributions to non-controlling interest	-	-	-	-	-	(9)	-
Other	-	-	-	25	-	-	-
Non-cash changes:
Dividends declared on common shares	-	-	-	-	-	-	(1 550)
Unrealized foreign exchange losses and (gains)	53	-	-	(47)	(168)	-	-
Reclassification of debt	-	-	-	1 083	(1 083)	-	-
Lease derecognition	-	-	(41)	-	-	-	-
Reclassification of lease obligations	-	363	(363)	-	-	-	-
Deferred financing costs	-	-	-	-	5	-	-
New lease liabilities	-	-	308	-	-	-	-
At December 31, 2021	1 284	310	2 540	231	13 989	427	-

14. INVENTORIES

	December 31	December 31
($ millions)	2021	2020
Crude oil(1)	1 501	1 429
Refined products	1 820	1 322
Materials, supplies and merchandise	789	866
	4 110	3 617
(1)	Includes $110 million of inventories held for trading purposes (2020 – $154 million), which are measured at fair value less costs to sell based on Level 1 and Level 2 fair value inputs.

During 2021, purchased product inventories of $14.7 billion (2020 – $9.4 billion) were recorded as an expense.

15. PROPERTY, PLANT AND EQUIPMENT

	Oil and Gas	Plant and
($ millions)	Properties	Equipment	Total
Cost
At December 31, 2019	40 596	84 568	125 164
Additions	820	2 994	3 814
Transfers from exploration and evaluation	170	-	170
Changes in decommissioning and restoration	1 078	3	1 081
Disposals and derecognition	(9)	(2 528)	(2 537)
Foreign exchange adjustments	54	(88)	(34)
At December 31, 2020	42 709	84 949	127 658
Additions	755	3 901	4 656
Transfers from exploration and evaluation	-	-	-
Changes in decommissioning and restoration	(1 127)	(5)	(1 132)
Disposals and derecognition	(1 902)	(2 652)	(4 554)
Foreign exchange adjustments	(118)	49	(69)
At December 31, 2021	40 317	86 242	126 559

Accumulated provision
At December 31, 2019	(22 389)	(30 135)	(52 524)
Depreciation, depletion, amortization and impairment	(3 039)	(6 166)	(9 205)
Disposals and derecognition	-	2 205	2 205
Foreign exchange adjustments	(45)	41	(4)
At December 31, 2020	(25 473)	(34 055)	(59 528)

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Depreciation, depletion, amortization and impairment	(1 216)	(4 465)	(5 681)
Disposals and derecognition	1 676	2 452	4 128
Foreign exchange adjustments	70	(2)	68
At December 31, 2021	(24 943)	(36 070)	(61 013)

Net property, plant and equipment
December 31, 2020	17 236	50 894	68 130
December 31, 2021	15 374	50 172	65 546

	December 31, 2021			December 31, 2020

		Accumulated	Net Book		Accumulated	Net Book
($ millions)	Cost	Provision	Value	Cost	Provision	Value
Oil Sands	87 849	(37 971)	49 878	86 999	(35 059)	51 940
Exploration and Production	21 495	(15 999)	5 496	23 640	(17 424)	6 216
Refining and Marketing	15 989	(6 596)	9 393	15 757	(6 547)	9 210
Corporate and Eliminations	1 226	(447)	779	1 262	(498)	764
	126 559	(61 013)	65 546	127 658	(59 528)	68 130

At December 31, 2021, the balance of assets under construction and not subject to depreciation or depletion was $4.6 billion (December 31, 2020 – $5.0 billion).

16. ASSET IMPAIRMENTS

Oil Sands

Fort Hills assets:

During the fourth quarter of 2021, the company performed an asset impairment test on its Fort Hills cash generating unit (CGU) due to changes in its mine plan. The impairment test was performed using recoverable amounts based on fair value less cost of disposal. An expected cash flow approach was used with the following asset-specific assumptions (Level 3 fair value inputs note 27):

●	Western Canada Select (WCS) price forecast of US$55.00/bbl in 2022, US$54.57/bbl in 2023, and an average price of US$50.86/bbl between 2024 and 2031, escalating at 2% per year thereafter over the life of the project up to 2058, adjusted for asset-specific location and quality differentials;
●	the company’s share of production ranging from 94,000 to 111,000 bbls/d over the life of the project;
●	cash operating costs averaging $22.00/bbl to $23.00/bbl over the life of the project (expressed in real dollars), which reflects operating, selling and general expenses adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue;
●	foreign exchange rate of US$0.80 per one Canadian dollar; and
●	risk-adjusted discount rate of 7.5% (after-tax).

Factors including an improved WCS price forecast in the next two years and optimization of the mine plan to exclude high strip ratio zones were offset by higher operating and capital costs. The recoverable amount of the Fort Hills CGU was $5.5 billion as at December 31, 2021, which indicated that no impairment loss or reversal was required.

The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an impairment charge of approximately $1.0 billion (after-tax) on the company’s share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an impairment charge of approximately $0.5 billion (after-tax) on the company’s share of the Fort Hills assets.

30    ANNUAL REPORT 2021 SUNCOR ENERGY INC.

Exploration and Production

Terra Nova assets:

During the third quarter of 2021, the company finalized an agreement with the co-owners of the Terra Nova Project to restructure the project ownership and move forward with the Asset Life Extension Project. The agreement increased the company’s working interest to 48% (previously approximately 38%) and includes royalty and financial support from the Government of Newfoundland and Labrador. The company received $26 million (net of taxes of $8 million) in cash consideration to acquire the additional 10% working interest, which was primarily allocated to the asset retirement obligation and property, plant and equipment of the project. As a result of these events, during the third quarter of 2021, the company performed an impairment reversal test on the Terra Nova CGU as the recoverable amount of this CGU was sensitive to the financial support from the Government of Newfoundland and Labrador and revised royalty structure resulting in increased profitability and economic value. The impairment reversal test was performed using recoverable amounts based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs – note 27).

As a result of the impairment reversal test, the recoverable amounts were determined to be greater than the carrying values of the Terra Nova CGU and the company recorded an impairment reversal of $168 million (net of taxes of $53 million) on its share of the Terra Nova assets in the Exploration and Production segment in the third quarter of 2021. In addition to the financial support from the government, the recoverable amount was determined based on the following asset-specific assumptions:

●	Brent price forecast of US$65.00/bbl in 2023 and US$68.00/bbl in 2024, escalating at 2% per year thereafter over the life of the project to 2033 and adjusted for asset-specific location and quality differentials;
●	the anticipated return to operations before the end of 2022 and the company’s share of production of approximately 6,000 bbls/d (based on its previous 38% working interest) over the life of the project; and
●	risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the Terra Nova CGU was $177 million as at September 30, 2021.

No indicators of impairment or reversals of impairment were identified as at December 31, 2021.

Asset Impairments in 2020

The COVID-19 pandemic has resulted in a significant decrease in global demand for crude oil and commodity prices. In response, the company announced plans to reduce capital and operating costs. As a result of these events, the company performed asset impairment tests on certain CGUs in its Oil Sands and Exploration and Production segments as at March 31, 2020 as the recoverable amounts of these CGUs were most sensitive to the combined reduction in crude oil prices and changes to their respective capital and operating plans.

During the fourth quarter of 2020, the Fort Hills partners approved an earlier date for the phased restart of the second primary extraction train, compared to what was assumed in the first quarter impairment test. As such, the company performed an impairment reversal assessment as at December 31, 2020. Further, as there is significant doubt on the future of the West White Rose (WWR) Project, the company also performed an impairment test for the White Rose CGU as at December 31, 2020. The impairment tests were performed using recoverable amounts based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs – note 27):

Oil Sands

The company performed an impairment reversal assessment for the Fort Hills CGU using the following asset-specific assumptions at December 31, 2020:

●	Western Canadian Select (WCS) price forecast of US$32.00/bbl in 2021, US$41.15/bbl in 2022, US$47.50/bbl in 2023 and US$49.50/bbl in 2024, escalating at approximately 2% per year thereafter over the life of the project up to 2064, adjusted for asset-specific location and quality differentials;

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●	the company’s share of production averaging 74,000 bbls/d through 2022 while the Fort Hills Project operates on two primary extraction trains but at a reduced capacity, and then ranging from 97,000 to 105,000 bbls/d over the remaining life of the project;
●	cash operating costs averaging $25.50/bbl through 2022 while the Fort Hills Project operates on two primary extraction trains but at a reduced capacity, and then ranging from $19.00/bbl to $23.00/bbl thereafter as the project returns to full capacity over the remaining life of the project (expressed in real dollars). Cash operating costs reflect operating, selling and general expense adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue;
●	foreign exchange rate of US$0.76 per one Canadian dollar in 2021, and US$0.80 per one Canadian dollar thereafter; and
●	risk-adjusted discount rate of 7.5% (after-tax).

Positive factors, including an increase to forecast production as a result of the restart of the second primary extraction train, improved the WCS price forecast in the next two years, and lower operating costs were offset by lower long-term prices and the negative impact from a strengthening Canadian dollar. The recoverable amount of the Fort Hills CGU was $5.7 billion as at December 31, 2020, which indicated that no impairment reversal was required.

The recoverable amount estimate is most sensitive to price and discount rate. A 5% average increase in price over the life of the project would have resulted in an impairment reversal amount of approximately $1.0 billion (after-tax) on the company’s share of the Fort Hills assets. A 1% decrease in the discount rate would have resulted in an impairment reversal amount of approximately $0.9 billion (after-tax) on the company’s share of the Fort Hills assets.

During the first quarter of 2020, the company recorded an impairment of $1.38 billion (net of taxes of $0.44 billion) on its share of the Fort Hills Project in the Oil Sands segment using the following asset-specific assumptions:

●	WCS price forecast of US$9.00/bbl for the remainder of 2020, US$13.60/bbl in 2021, US$32.00/bbl in 2022, US$51.55/bbl in 2023 and US$52.90/bbl in 2024, escalating at 2% per year thereafter over the life of the project up to 2061, adjusted for asset-specific location and quality differentials;
●	the company’s share of production of 47,000 bbls/d while the Fort Hills Project operates on one primary extraction train for the remainder of 2020 through to 2021, and ramping up to two primary extraction trains during 2022, and then ranging from 96,000 to 106,000 bbls/d over the remaining life of the project;
●	cash operating costs averaging $32.00/bbl to $37.00/bbl while the Fort Hills Project operates on one primary extraction train for the remainder of 2020 through to 2021, and ranging from $22.00/bbl to $24.00/bbl thereafter, as the project returns to two primary extraction trains over the remaining life of the project (expressed in real dollars). Cash operating costs reflect operating, selling and general expense adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue;
●	foreign exchange rate of US$0.76 per one Canadian dollar; and
●	risk-adjusted discount rate of 7.5% (after-tax).

The recoverable amount of the Fort Hills CGU was $6.4 billion as at March 31, 2020. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax) on the company’s share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax) on the company’s share of the Fort Hills assets.

Exploration and Production

White Rose assets:

In the fourth quarter of 2020, the company reassessed the likelihood of completing the West White Rose (WWR) Project. As a result of this reassessment, the company performed an impairment test of the White Rose CGU. While the base White Rose

32    ANNUAL REPORT 2021 SUNCOR ENERGY INC.

Project will continue to produce in 2021, the company has removed the reserves and forecast revenues for the WWR Project. This decision reduced planned production from the CGU and increased the expected closure costs relative to the assumptions used in the first quarter of 2020, with all other assumptions remaining relatively consistent. An after-tax impairment charge of $423 million (net of taxes of $136 million) was recognized and the White Rose CGU is fully impaired as at December 31, 2020.

During the first quarter of 2020, the company recorded an impairment of $137 million (net of taxes of $45 million) on its share of the White Rose assets in the Exploration and Production segment using the following asset-specific assumptions:

●	Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2036 and adjusted for asset-specific location and quality differentials;
●	the company’s share of production of approximately 9,800 bbls/d over the life of the project;
●	the company’s share of future capital expenditures of $1.435 billion, including the WWR expansion; and
●	risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the White Rose CGU was $185 million as at March 31, 2020. The recoverable amount estimate was most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $83 million (after-tax) on the company’s share of the White Rose assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $45 million (after-tax) on the company’s share of the White Rose assets.

Terra Nova assets:

During the first quarter of 2020, the company recorded an impairment of $285 million (net of taxes of $93 million) on its share of the Terra Nova assets in the Exploration and Production segment using the following asset-specific assumptions:

●	Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2031 and adjusted for asset-specific location and quality differentials;
●	the company’s share of production of approximately 6,200 bbls/d over the life of the project, including the benefit of the asset life extension project; and
●	risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the Terra Nova CGU was $24 million as at March 31, 2020.

No indicators of impairment or reversals of impairment were identified as at December 31, 2020.

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17. RIGHT-OF-USE ASSETS AND LEASES

Right-of-use (ROU) assets within Property, Plant and Equipment:

	December 31	December 31
($ millions)	2021	2020
Property, plant and equipment, net – excluding ROU assets	62 821	65 306
ROU assets	2 725	2 824
	65 546	68 130

The following table presents the ROU assets by asset class:

Plant and
($ millions)	Equipment
Cost
At January 1, 2020	3 505
Additions and adjustments	312
Disposals	(25)
Foreign exchange	(6)
At December 31, 2020	3 786
Additions and adjustments	307
Disposals	(232)
Foreign exchange	-
At December 31, 2021	3 861

Accumulated provision
At January 1, 2020	(610)
Depreciation	(375)
Disposals	21
Foreign exchange	2
At December 31, 2020	(962)
Depreciation	(396)
Disposals	221
Foreign exchange	1
At December 31, 2021	(1 136)

Net ROU assets
At December 31, 2020	2 824
At December 31, 2021	2 725

Other lease-related items recognized in the Consolidated Statements of Comprehensive Income (Loss):

	For the year ended December 31
($ millions)	2021	2020
Operating, selling and general
Short-term lease expense	143	181
Variable lease expense	35	39

There were no leases with residual value guarantees. For the year ended December 31, 2021, total cash outflow for leases, excluding short-term lease expense and variable lease expense, was $486 million (2020 – $501 million).

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18. EXPLORATION AND EVALUATION ASSETS

	December 31	December 31
($ millions)	2021	2020
Beginning of year	2 286	2 428
Acquisitions and additions	2	176
Transfers to oil and gas assets	-	(170)
Dry hole expenses	-	(80)
Disposals and derecognition	(54)	(70)
Foreign exchange adjustments	(8)	2
End of year	2 226	2 286

19. OTHER ASSETS

	December 31	December 31
($ millions)	2021	2020
Investments	391	323
Prepaids and other	916	954
	1 307	1 277

Prepaids and other includes long-term accounts receivable related to deposits paid on Notices of Reassessments that have been received from the Canada Revenue Agency and are unlikely to be settled within one year.

20. GOODWILL AND OTHER INTANGIBLE ASSETS

		Refining and
	Oil Sands	Marketing	Other
($ millions)	Goodwill	Goodwill	Intangibles	Total
At December 31, 2019	2 752	140	166	3 058
Additions	-	-	272	272
Amortization	-	-	(2)	(2)
At December 31, 2020	2 752	140	436	3 328
Additions	-	-	213	213
Amortization	-	-	(18)	(18)
At December 31, 2021	2 752	140	631	3 523

The company performed a goodwill impairment test at December 31, 2021 on its Oil Sands segment. Recoverable amounts were based on fair value less costs of disposal calculated using the present value of the segment’s expected future cash flows.

Cash flow forecasts are based on past experience, historical trends, third-party evaluations of the company’s reserves and resources to determine production profiles and volumes, and estimates of operating costs, maintenance and capital expenditures. These estimates are validated against the estimates approved through the company’s annual reserves evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test. Projected cash flows reflect current market assessments of key assumptions, including climate change, long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates specific to the CGU (Level 3 fair value inputs)

Future cash flow estimates are discounted using after-tax risk-adjusted discount rates. The after-tax discount rate applied to cash flow projections was 7.5% (2020 – 7.5%). The company based its cash flow projections on a West Texas Intermediate price of US$71.00/bbl in 2022, US$66.81/bbl in 2023, US$63.46/bbl in 2024, US$64.73/bbl in 2025 and escalating at an average of 2% thereafter, adjusted for applicable quality and location differentials depending on the underlying CGU. The forecast cash flow period ranged from 50 years to 55 years based on the respective CGU. As a result of this analysis, management did not identify any impairment of goodwill within the Oil Sands operating segment.

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The company also performed a goodwill impairment test of its Refining and Marketing CGUs. The recoverable amounts are based on fair value less costs of disposal calculated using the present value of the CGUs’ expected future cash flows, based primarily on historical results adjusted for current economic conditions. As a result of this analysis, management did not identify any impairment of goodwill within the Refining and Marketing segment.

21. DEBT AND CREDIT FACILITIES

Debt and credit facilities are comprised of the following:

Short-Term Debt

	December 31	December 31
($ millions)	2021	2020
Commercial paper(1)	1 284	3 566
(1)	The commercial paper is supported by a revolving credit facility with a syndicate of lenders. The company is authorized to issue commercial paper to a maximum of $5.0 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2021 was 0.33% (December 31, 2020 - 0.39%).

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Long-Term Debt

	December 31	December 31
($ millions)	2021	2020
Fixed-term debt(2)(3)
3.10% Series 5 Medium Term Notes, due 2021	-	748
9.25% Debentures, due 2021 (US$300)	-	389
9.40% Notes, due 2021 (US$220)(4)(5)	-	281
4.50% Notes, due 2022 (US$182)(4)	231	224
2.80% Notes, due 2023 (US$450)	569	574
3.60% Notes, due 2024 (US$750)	-	953
3.10% Notes, due 2025 (US$550)	696	701
3.00% Series 5 Medium Term Notes, due 2026	699	699
7.875% Debentures, due 2026 (US$275)	359	364
8.20% Notes, due 2027 (US$59)(4)	78	79
7.00% Debentures, due 2028 (US$250)	320	323
3.10% Series 6 Medium Term Notes, due 2029	748	748
5.00% Series 7 Medium Term Notes, due 2030	1 247	1 247
7.15% Notes, due 2032 (US$500)	631	637
5.35% Notes, due 2033 (US$300)	355	356
5.95% Notes, due 2034 (US$500)	630	636
5.95% Notes, due 2035 (US$600)	731	736
5.39% Series 4 Medium Term Notes, due 2037	599	599
6.50% Notes, due 2038 (US$1 150)	1 451	1 464
6.80% Notes, due 2038 (US$900)	1 156	1 167
6.85% Notes, due 2039 (US$750)	946	953
6.00% Notes, due 2042 (US$152)(4)	149	149
4.34% Series 5 Medium Term Notes, due 2046	300	300
4.00% Notes, due 2047 (US$750)	945	952
3.95% Series 8 Medium Term Notes, due 2051	493	-
3.75% Notes, due 2051 (US$750)	945	-
Total unsecured long-term debt	14 278	15 279

Lease liabilities(6)	2 850	2 908
Deferred financing costs	(58)	(54)
	17 070	18 133
Current portion of long-term debt and lease liabilities
Lease liabilities	(310)	(272)
Long-term debt	(231)	(1 413)
	(541)	(1 685)
Total long-term lease liabilities	2 540	2 636
Total long-term debt	13 989	13 812
(2)	The value of debt includes the unamortized balance of premiums or discounts.
(3)	Certain securities are redeemable at the option of the company.
(4)	Debt acquired through the acquisition of Canadian Oil Sands Limited (COS).
(5)	Subsequent to the acquisition of COS, Moody’s Investors Service downgraded COS long-term senior debt rating from Baa3 (negative outlook) to Ba3 (stable outlook). This triggered a change in the coupon rate of the note from 7.9% to 9.4%.
(6)	Interest rates range from 0.4% to 14.2% and maturity dates range from 2022 to 2062.

Subsequent to the fourth quarter of 2021, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.

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During the fourth quarter of 2021, the company repaid its US$300 million (book value of $371 million) senior unsecured notes at maturity with a coupon of 9.25%, for US$314 million ($388 million), including US$14 million ($17 million) of accrued interest.

In the third quarter of 2021, the company completed an early redemption of its US$750 million (book value of $951 million) senior unsecured notes with a coupon interest of 3.60% originally scheduled to mature on December 1, 2024, for US$822 million ($1.0 billion), including US$9 million ($11 million) of accrued interest, resulting in a debt extinguishment loss of $80 million ($60 million after tax).

On March 4, 2021, the company issued US$750 million of senior unsecured notes maturing on March 4, 2051. The notes have a coupon of 3.75% and were priced at US$99.518 per US$100 principal amount for an effective yield of 3.777%. The company also issued $500 million of senior unsecured Series 8 medium-term notes on March 4, 2021, maturing on March 4, 2051. The notes have a coupon of 3.95% and were priced at $98.546 per $100 principal amount for an effective yield of 4.034%. Interest on the 3.75% and 3.95% notes is paid semi-annually.

In the first quarter of 2021, the company completed an early redemption of its $750 million senior unsecured Series 5 medium-term notes with a coupon of 3.10%, originally scheduled to mature on November 26, 2021, for $770 million, including $8 million of accrued interest, resulting in a debt extinguishment loss of $12 million ($9 million after-tax). The company also completed an early redemption of its US$220 million (book value of $278 million) senior unsecured notes with a coupon of 9.40%, originally scheduled to mature on September 1, 2021, for US$230 million ($290 million), including US$2 million ($2 million) of accrued interest, resulting in a debt extinguishment loss of $10 million ($8 million after-tax).

In 2020, the company issued $1.25 billion of senior unsecured Series 7 Medium Term Notes maturing on April 9, 2030. The Series 7 Medium Term Notes have a coupon of 5.00% and were priced at $99.697 per $100 principal amount for an effective yield of 5.039%. Interest on the Series 7 Medium Term Notes is paid semi-annually.

In 2020, the company issued US$450 million of senior unsecured notes maturing on May 15, 2023. The notes have a coupon of 2.80% and were priced at US$99.903 per US$100 principal amount for an effective yield of 2.834%. The company also issued US$550 million of senior unsecured notes in 2020 maturing on May 15, 2025. The notes have a coupon of 3.10% and were priced at US$99.949 per US$100 principal amount for an effective yield of 3.111%. Interest on the 2.80% and 3.10% notes is paid semi-annually.

Scheduled Debt Repayments

Scheduled principal repayments as at December 31, 2021 for lease liabilities, short-term debt and long-term debt are as follows:

($ millions)	Repayment
2022	1 816
2023	828
2024	232
2025	907
2026	1 244
Thereafter	13 482
18 509

Credit Facilities

In the second quarter of 2021, the company reduced the size of each tranche of its syndicated credit facilities by US$500 million and $500 million to US$2.0 billion and $3.0 billion, respectively, and extended the maturity from April 2022 and April 2023 to June 2024 and June 2025, respectively.

Effective March 5, 2021, the company terminated $2.8 billion of bilateral credit facilities as these credit facilities were no longer required. The terminated credit facilities had a two-year term and were entered into in March and April 2020 to ensure access to adequate financial resources in connection with the COVID-19 pandemic should they have been required.

38    ANNUAL REPORT 2021 SUNCOR ENERGY INC.

A summary of available and unutilized credit facilities is as follows:

($ millions)	2021
Fully revolving and expires in 2025	3 000
Fully revolving and expires in 2024	2 531
Can be terminated at any time at the option of the lenders	1 420
Total credit facilities	6 951
Credit facilities supporting outstanding commercial paper	(1 284)
Credit facilities supporting standby letters of credit	(1 147)
Total unutilized credit facilities(1)	4 520

(1)	Available credit facilities for liquidity purposes at December 31, 2021 decreased to $4.247 billion, compared to $6.043 billion at December 31, 2020.

22. OTHER LONG-TERM LIABILITIES

	December 31	December 31
($ millions)	2021	2020
Pensions and other post-retirement benefits (note 23)	1 207	2 004
Share-based compensation plans (note 26)	291	143
Partnership liability (note 27)(1)	427	436
Deferred revenue	29	35
Libya Exploration and Production Sharing Agreement (EPSA) signature bonus(2)	74	74
Other	152	148
	2 180	2 840

(1)	The company paid $60 million in 2021 (2020 – $62 million) in distributions to the partners of the East Tank Farm Development, of which $51 million (2020 – $52 million) was allocated to interest expense and $9 million (2020 – $10 million) to the principal.
(2)	As part of the 2009 acquisition of Petro-Canada, the company assumed the remaining US$500 million obligation for a signature bonus relating to Petro-Canada’s ratification of six EPSAs in Libya. At December 31, 2021, the carrying amount of the Libya EPSAs’ signature bonus was $78 million (December 31, 2020 – $78 million). The current portion is $4 million (December 31, 2020 – $4 million) and is recorded in Accounts Payable and Accrued Liabilities.

23. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The company’s defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are funded through retirement compensation arrangements, and/or paid directly to recipients. The company’s contributions to the funded plans are deposited with independent trustees who act as custodians of the plans’ assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Asset-liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada and the U.K., and every year in the United States and Germany. The most recent valuations for the registered Canadian plans and U.K. plans were performed as at December 31, 2019. The company uses a measurement date of December 31 to value the plan assets and remeasure the accrued benefit obligation for accounting purposes.

The company’s other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependants.

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The company reports its share of Syncrude’s defined benefit and defined contribution pension plans and Syncrude’s other post-retirement benefits plan.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee’s pensionable earnings.

Defined Benefit Obligations and Funded Status

			Other
			Post-Retirement
	Pension Benefits		Benefits
($ millions)	2021	2020	2021	2020
Change in benefit obligation
Benefit obligation at beginning of year	8 682	7 708	690	631
Current service costs	302	272	19	15
Plan participants’ contributions	17	17	-	-
Benefits paid	(350)	(316)	(27)	(24)
Interest costs	222	238	18	19
Foreign exchange	(6)	1	-	-
Settlements	11	5	-	-
Actuarial remeasurement:
Experience gain arising on plan liabilities	(1)	(26)	(1)	(6)
Actuarial (gain) loss arising from changes in demographic assumptions	(2)	50	-	12
Actuarial (gain) loss arising from changes in financial assumptions	(572)	733	(27)	43
Benefit obligation at end of year	8 303	8 682	672	690

Change in plan assets
Fair value of plan assets at beginning of year	7 305	6 693	-	-
Employer contributions	(11)	132	-	-
Plan participants’ contributions	17	17	-	-
Benefits paid	(325)	(290)	-	-
Foreign exchange	(5)	(1)	-	-
Settlements	11	5	-	-
Administrative costs	(2)	(2)	-	-
Income on plan assets	181	203	-	-
Actuarial remeasurement:
Return on plan assets greater than discount rate	530	548	-	-
Fair value of plan assets at end of year	7 701	7 305	-	-
Net unfunded obligation	602	1 377	672	690

In June 2020, the Government of Alberta issued an amendment to the Employment Pension Plans Regulation to provide additional forms of relief to administrators of Alberta-registered pension plans. The amendment allowed for a temporary increase to the limit of funding excess to reduce or eliminate current service contributions for a single fiscal year for purposes of a contribution holiday. The company was approved for funding relief starting in late 2020 for both the defined benefit plan and the defined contribution plan based on funding levels in the defined benefit plan. In 2021, employer contributions reflect the contribution holiday and a transfer of funds from the defined benefit plan to the defined contribution plan, with the company resuming cash contributions near the end of the year. The company expects to make cash contributions to its defined benefit pension plans in 2022 of $189 million.

Of the total net unfunded obligations as at December 31, 2021, 98% relates to Canadian pension plans and other post-retirement benefits obligation (December 31, 2020 – 96%). The weighted average duration of the defined benefit obligation under the Canadian pension plans and other post-retirement plans is 15.1 years (2020 – 15.8 years).

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The net unfunded obligation is recorded in Accounts Payable and Accrued Liabilities and Other Long-Term Liabilities (note 22) in the Consolidated Balance Sheets.

			Other
			Post-Retirement
	Pension Benefits		Benefits
($ millions)	2021	2020	2021	2020
Analysis of amount charged to earnings:
Current service costs	302	272	19	15
Interest costs	41	35	18	19
Defined benefit plans expense	343	307	37	34
Defined contribution plans expense	94	83	-	-
Total benefit plans expense charged to earnings	437	390	37	34

Components of defined benefit costs recognized in Other Comprehensive Income:

			Other
			Post-Retirement
	Pension Benefits		Benefits
($ millions)	2021	2020	2021	2020
Return on plan assets (excluding amounts included in net interest expense)	(530)	(548)	-	-
Actuarial (gain) arising from experience on plan liabilities	(1)	(26)	(1)	(6)
Actuarial (gain) loss arising from changes in financial assumptions	(572)	733	(27)	43
Actuarial (gain) loss arising from changes in demographic assumptions	(2)	50	-	12
Actuarial (gain) loss recognized in other comprehensive income	(1 105)	209	(28)	49

Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as the projection of salaries and service to retirement.

The significant weighted average actuarial assumptions were as follows:

			Other
			Post-Retirement
	Pension Benefits		Benefits
	December 31	December 31	December 31	December 31
(%)	2021	2020	2021	2020
Discount rate	2.90	2.50	2.90	2.50
Rate of compensation increase	3.00	3.00	3.00	3.00

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The defined benefit obligation reflects the best estimate of the mortality of plan participants both during and after their employment. The mortality assumption is based on a standard mortality table adjusted for actual experience over the past five years.

In order to measure the expected cost of other post-retirement benefits, it was assumed that the health care costs would increase annually by 5%.

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Assumed discount rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefits obligations for the company’s Canadian plans. A change of these assumptions would have the following effects:

	Pension Benefits
($ millions)	Increase	Decrease
1% change in discount rate
Effect on the aggregate service and interest costs	(24)	31
Effect on the benefit obligations	(1 155)	1 515

	Other
	Post-Retirement
	Benefits
($ millions)	Increase	Decrease
1% change in discount rate
Effect on the benefit obligations	(80)	99
1% change in health care cost
Effect on the aggregate service and interest costs	1	(1)
Effect on the benefit obligations	36	(31)

Plan Assets and Investment Objectives

The company’s long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, to the plans’ target asset allocation as prescribed in the Statement of Investment Policies and Procedures approved by the Board of Directors. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company’s weighted average pension plan asset allocations, based on market values as at December 31, are as follows:

(%)	2021	2020
Equities	48	50
Fixed income	38	38
Plan assets, comprised of:
– Real Estate	14	12
Total	100	100

Equity securities do not include any direct investments in Suncor shares. The fair value of equity and fixed income securities is based on the trading price of the underlying fund. The fair value of real estate investments is based on independent third-party appraisals.

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24. PROVISIONS

	Decommissioning
($ millions)	and Restoration(1)	Royalties	Other(2)	Total
At December 31, 2019	8 898	133	276	9 307
Liabilities incurred	967	16	190	1 173
Change in discount rate	402	-	-	402
Changes in estimates	(268)	(71)	5	(334)
Liabilities settled	(231)	(7)	(4)	(242)
Accretion	278	-	-	278
Foreign exchange	(2)	-	-	(2)
At December 31, 2020	10 044	71	467	10 582
Less: current portion	(250)	(71)	(206)	(527)
	9 794	-	261	10 055
At December 31, 2020	10 044	71	467	10 582
Liabilities incurred	104	137	171	412
Change in discount rate	(1 260)	-	-	(1 260)
Changes in estimates	(76)	(12)	(13)	(101)
Liabilities settled	(263)	26	(84)	(321)
Accretion	304	-	-	304
Asset disposals	(61)	-	-	(61)
Foreign exchange	-	-	-	-
At December 31, 2021	8 792	222	541	9 555
Less: current portion	(266)	(222)	(291)	(779)
	8 526	-	250	8 776

(1)	Represents decommissioning and restoration provisions associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted and uninflated amount of estimated future cash flows required to settle the obligations at December 31, 2021 was approximately $13.8 billion (December 31, 2020 – $14.1 billion). A weighted average credit-adjusted risk-free interest rate of 3.70% was used to discount the provision recognized at December 31, 2021 (December 31, 2020 – 3.10%). The credit-adjusted risk-free interest rate used reflects the expected time frame of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed 50 years.
(2)	Includes legal and environmental provisions. It also includes a provision, with the offset being recorded to transportation expense, for $187 million (after-tax $142 million) related to the Keystone XL pipeline project and a restructuring provision remaining for $88 million.

Sensitivities

Changes to the discount rate would have the following impact on Decommissioning and Restoration liabilities:

As at December 31	2021	2020
1% Increase	(1 497)	(1 919)
1% Decrease	2 113	2 806

25. SHARE CAPITAL

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of senior and junior preferred shares in series, without nominal or par value.

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Normal Course Issuer Bid

During the first quarter of 2021, the company announced its intention to commence a new Normal Course Issuer Bid (the 2021 NCIB) to repurchase common shares through the facilities of the Toronto Stock Exchange (TSX), New York Stock Exchange (NYSE) and/or alternative trading systems. Pursuant to the 2021 NCIB, the company may repurchase for cancellation up to 44,000,000 common shares between February 8, 2021, and February 7, 2022.

During the third quarter of 2021, Suncor received approval from the TSX to amend the 2021 NCIB effective as of the close of markets on July 30, 2021. The amended notice provides that Suncor may increase the maximum number of common shares that may be repurchased under the 2021 NCIB from February 8, 2021, and ending February 7, 2022, from 44,000,000 common shares, or approximately 2.9% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 76,250,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021. No other terms of the NCIB were amended.

During the fourth quarter of 2021, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on October 29, 2021. The notice provides that Suncor may increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2021, and ending February 7, 2022, from 76,250,000 shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 106,700,000, or approximately 7% of Suncor’s public float as at January 31, 2021. No other terms of the NCIB have been amended.

For the twelve months ended December 31, 2021, the company repurchased 84.0 million common shares under the 2021 NCIB at an average price of $27.45 per share, for a total repurchase cost of $2.3 billion.

Subsequent to the fourth quarter of 2021, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor’s issued and outstanding common shares as at the date hereof. As at January 31, 2022, Suncor had 1,435,748,494 common shares issued and outstanding.

The following table summarizes the share repurchase activities during the period:

($ millions, except as noted)	2021	2020
Share repurchase activities (thousands of common shares)
Shares repurchased	83 959	7 527
Amounts charged to
Share capital	1 382	124
Retained earnings	922	183
Share repurchase cost	2 304	307
Average repurchase cost per share	27.45	40.83

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

	December 31	December 31
($ millions)	2021	2020
Amounts charged to
Share capital	120	-
Retained earnings	110	-
Liability for share purchase commitment	230	-

44    ANNUAL REPORT 2021 SUNCOR ENERGY INC.

26. SHARE-BASED COMPENSATION

Share-Based Compensation Expense

Reflected in the Consolidated Statements of Comprehensive Income within Operating, Selling and General expense are the following share-based compensation amounts:

($ millions)	2021	2020
Equity-settled plans	21	32
Cash-settled plans	301	(28)
Total share-based compensation expense	322	4

Liability Recognized for Share-Based Compensation

Reflected in the Consolidated Balance Sheets within accounts payable and accrued liabilities and other long-term liabilities are the following fair value amounts for the company’s cash-settled plans:

	December 31	December 31
($ millions)	2021	2020
Current liability	153	117
Long-term liability (note 22)	291	143
Total Liability	444	260

The intrinsic value of the vested awards at December 31, 2021 was $200 million (December 31, 2020 – $149 million).

Stock Option Plans

Suncor grants stock option awards as a form of retention and incentive compensation.

Stock options granted by the company provide the holder with the right to purchase common shares at the market price on the grant date, subject to fulfilling vesting terms. Options granted have a seven-year life, vest annually over a three-year period and are accounted for as equity-settled awards.

The weighted average fair value of options granted during the period and the weighted average assumptions used in their determination are as noted below:

	2021	2020
Annual dividend per share (dollars)	1.05	1.10
Risk-free interest rate	0.49%	1.35%
Expected life	5 years	5 years
Expected volatility	40%	24%
Weighted average fair value per option (dollars)	5.40	4.51

The expected life is based on historical stock option exercise data and current expectations. The expected volatility considers the historical volatility in the price of Suncor’s common shares over a period similar to the life of the options, and is indicative of future trends.

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The following table presents a summary of the activity related to Suncor’s stock option plans:

	2021		2020

		Weighted		Weighted
		Average		Average
	Number	Exercise Price	Number	Exercise Price
	(thousands)	($)	(thousands)	($)
Outstanding, beginning of year	38 373	39.65	33 882	39.70
Granted	3 457	22.71	6 341	38.95
Exercised as options for common shares	(245)	29.82	(804)	35.73
Forfeited/expired	(4 495)	37.62	(1 046)	39.91
Outstanding, end of year	37 090	38.39	38 373	39.65
Exercisable, end of year	28 421	39.87	26 943	39.10

For the options outstanding at December 31, 2021, the exercise price ranges and weighted average remaining contractual lives are shown below:

	Outstanding			Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual Life	Exercise	Number	Exercise
Exercise Prices ($)	(thousands)	(years)	Price ($)	(thousands)	Price ($)
22.63-24.99	3 378	6	22.65	30	22.88
25.00-29.99	9	6	29.29	—	—
30.00-34.99	4 694	1	30.23	4 672	30.23
35.00-39.99	9 537	3	38.99	6 024	38.95
40.00-44.99	19 292	3	42.71	17 516	42.68
45.00-49.99	52	4	48.15	51	48.16
50.00-54.27	128	3	52.39	128	52.39
Total	37 090	3	38.39	28 421	39.87

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

(thousands)	2021	2020
	25 037	8 999

Share Unit Plans

Suncor grants share units as a form of retention and incentive compensation. Share unit plans are accounted for as cash-settled awards.

(a) Performance Share Units (PSUs)

A PSU is a time-vested award entitling employees to receive varying degrees of cash (0%–200% of the company’s share price at time of vesting) contingent upon Suncor’s total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. Cash payments for awards granted in 2019 and onwards are contingent upon Suncor’s total shareholder return and annual return on capital employed performance. PSUs vest approximately three years after the grant date.

(b) Restricted Share Units (RSUs)

A RSU is a time-vested award entitling employees to receive cash calculated based on an average of the company’s share price leading up to vesting. RSUs vest approximately three years after the grant date.

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In 2022, Syncrude’s Long Term Incentive Plans (LTIP) of approximately $123 million will be converted into Suncor RSUs at a conversion price of $30.93.

(c) Deferred Share Units (DSUs)

A DSU is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU Plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive an annual grant of DSUs as part of their compensation and may elect to receive their fees in cash only or in increments of 50% or 100% allocated to DSUs. Executives may elect to receive their annual incentive bonus in cash only or in increments of 25%, 50%, 75% or 100% allocated to DSUs.

The following table presents a summary of the activity related to Suncor’s share unit plans:

(thousands)	PSU	RSU	DSU
Outstanding, December 31, 2019	2 193	13 602	1 287
Granted	1 232	6 567	289
Redeemed for cash	(1 086)	(4 707)	(191)
Forfeited/expired	(54)	(367)	-
Outstanding, December 31, 2020	2 285	15 095	1 385
Granted	1 285	11 954	164
Redeemed for cash	(751)	(4 609)	(167)
Forfeited/expired	(53)	(1 003)	-
Outstanding, December 31, 2021	2 766	21 437	1 382

Stock Appreciation Rights (SARs)

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company’s common shares on the date the SAR is exercised, and is accounted for as a cash-settled award.

SARs have a seven-year life and vest annually over a three-year period.

The following table presents a summary of the activity related to Suncor’s SARs plan:

	2021		2020

		Weighted		Weighted
		Average		Average
	Number	Exercise Price	Number	Exercise Price
	(thousands)	($)	(thousands)	($)
Outstanding, beginning of year	509	39.25	385	39.83
Granted	10	22.63	132	37.41
Exercised	—	—	(7)	36.38
Forfeited/expired	(56)	37.78	(1)	39.08
Outstanding, end of year	463	39.06	509	39.25
Exercisable, end of year	357	39.68	307	39.09

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27. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The company’s financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.

Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The company’s long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2021, the carrying value of fixed-term debt accounted for under amortized cost was $14.2 billion (December 31, 2020 – $15.2 billion) and the fair value at December 31, 2021 was $17.4 billion (December 31, 2020 – $18.8 billion). The decrease in carrying value and fair value of debt is mainly due to repayment of debt during the year. The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered a Level 2 fair value input.

Suncor entered into a partnership with Fort McKay First Nation (FMFN) and Mikisew Cree First Nation (MCFN) in 2018 where FMFN and MCFN acquired a combined 49% partnership interest in the East Tank Farm Development. The partnership liability is recorded at amortized cost using the effective interest method. At December 31, 2021, the carrying value of the Partnership liability accounted for under amortized cost was $436 million (December 31, 2020 – $445 million).

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	2021	2020
Fair value outstanding, beginning of year	(121)	(39)
Cash settlements – paid (received) during the year	178	(257)
Changes in fair value recognized in earnings during the year (note 7)	(155)	175
Fair value outstanding, end of year	(98)	(121)

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●	Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.
●	Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation

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tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.
●	Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2021, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company’s derivative financial instrument assets and liabilities measured at fair value for each hierarchy level as at December 31, 2021 and 2020.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	63	90	-	153
Accounts payable	(202)	(72)	-	(274)
Balance at December 31, 2020	(139)	18	-	(121)
Accounts receivable	35	88	-	123
Accounts payable	(134)	(87)	-	(221)
Balance at December 31, 2021	(99)	1	-	(98)

During the year ended December 31, 2021, there were no transfers between Level 1 and Level 2 fair value measurements.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet, as shown in the table below as at December 31, 2021 and 2020.

Financial Assets

Gross
	Gross	Liabilities	Net Amounts
($ millions)	Assets	Offset	Presented
Fair value of derivative assets	2 890	(2 737)	153
Accounts receivable	2 999	(1 398)	1 601
Balance at December 31, 2020	5 889	(4 135)	1 754
Fair value of derivative assets	6 527	(6 404)	123
Accounts receivable	5 048	(2 734)	2 314
Balance at December 31, 2021	11 575	(9 138)	2 437

Financial Liabilities

		Gross
	Gross	Assets	Net Amounts
($ millions)	Liabilities	Offset	Presented
Fair value of derivative liabilities	(3 011)	2 737	(274)
Accounts payable	(2 385)	1 398	(987)
Balance at December 31, 2020	(5 396)	4 135	(1 261)
Fair value of derivative liabilities	(6 625)	6 404	(221)
Accounts payable	(4 205)	2 734	(1 471)
Balance at December 31, 2021	(10 830)	9 138	(1 692)

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Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company’s Commodity Risk Management Committee (CRMC) is charged with the oversight of the company’s trading and credit risk management activities. These activities are intended to manage risk associated with open price exposure of specific volumes in transit or storage, enhance the company’s operations, and enhance profitability through informed market calls, market diversification, economies of scale, improved transportation access, and leverage of assets, both physical and contractual. The CRMC, acting under the authority of the company’s Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.

1) Market Risk

Market risk is the risk or uncertainty arising from market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company’s financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

(a) Commodity Price Risk

Suncor’s financial performance is closely linked to crude oil and refined product prices (including pricing differentials for various product types) and, to a lesser extent, natural gas and electricity prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include entering into derivative contracts to limit exposure to changes in crude oil and refined product prices during transportation and natural gas prices.

An increase of US$10/bbl of crude oil as at December 31, 2021 would increase pre-tax earnings for the company’s outstanding derivative financial instruments by approximately $58 million (2020 – $95 million increase).

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures, or financial instruments that are denominated in a currency other than the company’s functional currency (Canadian dollars). As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated debt. A 1% strengthening in the Cdn$ relative to the US$ as at December 31, 2021 would increase pre-tax earnings related to the company’s U.S. dollar denominated long-term debt, commercial paper and working capital by approximately $133 million (2020 – $182 million).

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial paper and future debt issuances.

To manage the company’s exposure to interest rate volatility, the company may periodically enter into interest rate swap contracts to fix the interest rate of future debt issuances. As at December 31, 2021, the company had no outstanding forward interest rate swaps. The weighted average interest rate on total debt, including lease liabilities, for the year ended December 31, 2021 was 5.0% (2020 – 5.3%).

The company’s net earnings are sensitive to changes in interest rates on the floating rate portion of the company’s debt, which are offset by cash balances. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments increased by 1%, it is estimated that the company’s pre-tax earnings would increase by approximately $9 million primarily due to a higher cash balance compared to the short-term debt balance (2020 – approximately $17 million decrease). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2021. The proportion of floating interest rate exposure at December 31, 2021 was 7.0% of total debt outstanding (2020 – 16.4%).

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2) Liquidity Risk

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements as well as cash flow from operating activities, and maintaining sufficient cash, credit facilities, and debt shelf prospectuses to meet these requirements. The company’s available credit facilities decreased by $2.0 billion during the year ended December 31, 2021, primarily due to the cancellation of $2.8 billion in bi-lateral credit facilities that were no longer required as they were entered into in March and April 2020 to ensure access to adequate financial resources in connection with the COVID-19 pandemic, and a reduction in the size of the company’s syndicated credit facilities. Suncor’s cash and cash equivalents and total credit facilities at December 31, 2021 were $2.2 billion and $7.0 billion, respectively. Of Suncor’s $7.0 billion in total credit facilities, $4.5 billion were unutilized at December 31, 2021. In addition, Suncor has $4.50 billion of unused capacity under a Canadian debt shelf prospectus and an unused capacity of US$4.25 billion under a U.S. universal shelf prospectus. The ability of the company to raise additional capital utilizing these shelf prospectuses is dependent on market conditions. The company believes it has sufficient funding through the use of these facilities and access to capital markets to meet its future capital requirements.

Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is managed through counterparty credit limits.

The following table shows the timing of cash outflows related to trade and other payables and debt.

	December 31, 2020

	Trade and	Gross Derivative		Lease
($ millions)	Other Payables(1)	Liabilities(2)	Debt(3)	Liabilities
Within one year	4 410	2 849	5 773	474
2 to 3 years	37	162	2 233	771
4 to 5 years	37	-	3 009	631
Over 5 years	-	-	17 834	2 779
	4 484	3 011	28 849	4 655

	December 31, 2021

	Trade and	Gross Derivative		Lease
($ millions)	Other Payables(1)	Liabilities(2)	Debt(3)	Liabilities
Within one year	6 282	6 466	2 253	459
2 to 3 years	37	159	2 015	779
4 to 5 years	37	-	3 127	660
Over 5 years	-	-	18 836	2 633
	6 356	6 625	26 231	4 531

(1)	Trade and other payables exclude net derivative liabilities of $221 million (2020 – $274 million).
(2)	Gross derivative liabilities of $6.625 billion (2020 – $3.011 billion) are offset by gross derivative assets of $6.404 billion (2020 – $2.737 billion), resulting in a net amount of $221 million (2020 – $274 million).
(3)	Debt includes short-term debt, long-term debt and interest payments on fixed-term debt.

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due, causing a financial loss. The company’s credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, and a credit rating and a maximum credit limit are assigned. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the assigned credit limit. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

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A substantial portion of the company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. While the industry has experienced credit downgrades due to the COVID-19 pandemic, Suncor has not been significantly affected as the majority of Suncor’s customers are large and established downstream companies with investment grade credit ratings. At December 31, 2021, substantially all of the company’s trade receivables were current.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company’s exposure is limited to those counterparties holding derivative contracts owing to the company at the reporting date. At December 31, 2021, the company’s net exposure was $123 million (December 31, 2020 – $153 million).

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28. CAPITAL STRUCTURE FINANCIAL POLICIES

The company’s primary capital management strategy is to maintain a conservative balance sheet, which supports a solid investment grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company’s capital is primarily monitored by reviewing the ratios of net debt to adjusted funds from operations(2) and total debt to total debt plus shareholders’ equity.

Net debt to adjusted funds from operations(2) is calculated as short-term debt plus total long-term debt less cash and cash equivalents, divided by adjusted funds from operations for the year then ended.

Total debt to total debt plus shareholders’ equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders’ equity. This financial covenant under the company’s various banking and debt agreements shall not be greater than 65%.

The company’s financial covenant is reviewed regularly and controls are in place to maintain compliance with the covenant. The company complied with financial covenants for the years ended December 31, 2021 and 2020. The company’s financial measures, as set out in the following schedule, were unchanged from 2020. The company believes that achieving its capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment grade credit ratings. Total debt to total debt plus shareholders’ equity was 33.4% at December 31, 2021 and decreased due to lower debt levels and higher shareholders’ equity as a result of increased net earnings. The company operates in a fluctuating business environment and ratios may periodically fall outside of management’s targets. The company addresses these fluctuations by capital expenditure reductions and sales of non-core assets to ensure net debt achieves management’s targets.

	Capital
	Measure	December 31	December 31
($ millions)	Target	2021	2020
Components of ratios
Short-term debt		1 284	3 566
Current portion of long-term debt		231	1 413
Current portion of long-term lease liabilities		310	272
Long-term debt		13 989	13 812
Long-term lease liabilities		2 540	2 636
Total debt(1)		18 354	21 699
Less: Cash and cash equivalents		2 205	1 885
Net debt(1)		16 149	19 814
Shareholders’ equity		36 614	35 757
Total capitalization (total debt plus shareholders’ equity)		54 968	57 456
Adjusted funds from operations(2)		10 257	3 876
Net debt to adjusted funds from operations	<3.0 times	1.6	5.1
Total debt to total debt plus shareholders’ equity	20% - 35%	33.4%	37.8%
(1)	Total debt and net debt are non-GAAP financial measures.
(2)	Adjusted funds from operations is calculated as cash flow from operating activities before changes in non-cash working capital, and is a non-GAAP financial measure.

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29. JOINT ARRANGEMENTS

Joint Operations

The company’s material joint operations as at December 31 are set out below:

		Country of
		Incorporation and
		Principal Place of	Ownership %	Ownership %
Material Joint Operations	Principal Activity	Business	2021	2020
Oil Sands
Operated by Suncor:
Fort Hills Energy Limited Partnership	Oil sands development	Canada	54.11	54.11
Meadow Creek	Oil sands development	Canada	75.00	75.00
Syncrude(1)	Oil sands development	Canada	58.74	—
Non-operated:
Syncrude(1)	Oil sands development	Canada	—	58.74
Exploration and Production
Operated by Suncor:
Terra Nova(2)	Oil and gas production	Canada	48.00	37.68
Non-operated:
Buzzard	Oil and gas production	United Kingdom	29.89	29.89
Fenja Development JV	Oil and gas production	Norway	17.50	17.50
Golden Eagle Area Development(3)	Oil and gas production	United Kingdom	—	26.69
Hibernia and the Hibernia South Extension Unit(4)	Oil and gas production	Canada	19.48-20.00	19.19-20.00
Hebron	Oil and gas production	Canada	21.03	21.03
Harouge Oil Operations	Oil and gas production	Libya	49.00	49.00
North Sea Rosebank Project	Oil and gas production	United Kingdom	40.00	40.00
Oda	Oil and gas production	Norway	30.00	30.00
White Rose and the White Rose Extensions(5)	Oil and gas production	Canada	26.13-27.50	26.13-27.50

(1)	Suncor became the operator of the Syncrude project effective September 30, 2021.
(2)	In the third quarter of 2021, Suncor finalized an agreement with the co-owners of the Terra Nova Project to restructure the project ownership and move forward with the Asset Life Extension Project. The agreement increased the company’s working interest to 48.00%.
(3)	Suncor sold its 26.69% working interest in the Golden Eagle Area Development in the fourth quarter of 2021.
(4)	In the first quarter of 2021, the first redetermination of the Hibernia South Extension Unit increased the company’s interest by 0.29% (from 19.19% to approximately 19.48%).
(5)	In the third quarter of 2021, Suncor entered into a conditional agreement to increase its interest by 12.50% to approximately 40.00% in the White Rose asset subject to the sanctioning of the West White Rose Project.

Joint Ventures and Associates

The company does not have any joint ventures or associates that are considered individually material. Summarized aggregate financial information of the joint ventures and associates, which are all included in the company’s Refining and Marketing operations, are shown below:

	Joint ventures		Associates

($ millions)	2021	2020	2021	2020
Net earnings (loss)	5	(10)	(2)	9
Total comprehensive earnings (loss)	5	(10)	(2)	9
Carrying amount as at December 31	63	58	66	68

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30. SUBSIDIARIES

Material subsidiaries, each of which is wholly owned, either directly or indirectly, by the company as at December 31, 2021 are shown below:

Material Subsidiaries	Principal Activity
Canadian Operations

Suncor Energy Oil Sands Limited Partnership	This partnership holds most of the company’s Oil Sands operations assets.
Suncor Energy Ventures Corporation	A subsidiary which indirectly owns a 36.74% ownership in the Syncrude joint operation.
Suncor Energy Ventures Partnership	A subsidiary which owns a 22% ownership in the Syncrude joint operation.
Suncor Energy Products Partnership	This partnership holds substantially all of the company’s Canadian refining and marketing assets.
Suncor Energy Marketing Inc.

Through this subsidiary, production from the upstream Canadian businesses is marketed. This subsidiary also administers Suncor’s energy trading activities and power business, markets certain third-party products, procures crude oil feedstock and natural gas for its downstream business, and procures and markets natural gas liquids (NGLs) and liquefied petroleum gas (LPG) for its downstream business.

U.S. Operations

Suncor Energy (U.S.A.) Marketing Inc.	A subsidiary that procures, markets and trades crude oil, in addition to procuring crude oil feedstock for the company’s refining operations.
Suncor Energy (U.S.A.) Inc.	A subsidiary through which the company’s U.S. refining and marketing operations are conducted.
International Operations

Suncor Energy UK Limited	A subsidiary through which the majority of the company’s North Sea operations are conducted.

The table does not include wholly owned subsidiaries that are immediate holding companies of the operating subsidiaries. For certain foreign operations of the company, there are restrictions on the sale or transfer of production licences, which would require approval of the applicable foreign government.

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31. RELATED PARTY DISCLOSURES

Related Party Transactions

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and sale of refined products and byproducts. These transactions are with joint ventures and associated entities in the company’s Refining and Marketing operations, including pipeline, refined product and petrochemical companies. A summary of the significant related party transactions as at and for the years ended December 31, 2021 and 2020 are as follows:

($ millions)	2021	2020
Sales(1)	1 011	458
Purchases	247	130
Accounts receivable	70	26
Accounts payable and accrued liabilities	17	16

(1)	Includes sales to Petroles Cadeko Inc. of $411 million (2020 - $93 million) and Parachem Chemicals Inc. of $343 million (2020 – $173 million).

Compensation of Key Management Personnel

Compensation of the company’s Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

($ millions)	2021	2020
Salaries and other short-term benefits	8	9
Pension and other post-retirement benefits	3	3
Share-based compensation	47	(9)
	58	3

32. COMMITMENTS, CONTINGENCIES AND GUARANTEES

(a) Commitments

Future payments under the company’s commitments, including service arrangements for pipeline transportation agreements and for other property and equipment, are as follows:

	Payment Due by Period

($ millions)	2022	2023	2024	2025	2026	Thereafter	Total
Commitments
Product transportation and storage	1 150	1 210	1 211	1 128	1 135	7 814	13 648
Energy services	159	160	151	112	66	75	723
Exploration work commitments	-	20	-	64	1	454	539
Other	648	185	108	83	62	339	1 425
	1 957	1 575	1 470	1 387	1 264	8 682	16 335

In addition to the commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include commodity purchase obligations which are transacted at market prices.

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(b) Contingencies

Legal and Environmental Contingent Liabilities and Assets

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities or assets that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities (recognized in note 24), which are reviewed individually and are reflected in the company’s consolidated financial statements if material and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company’s cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact is not expected to be material.

Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

(c) Guarantees

At December 31, 2021, the company has provided loan guarantees to certain retail licensees and wholesale marketers. Suncor’s maximum potential amount payable under these loan guarantees is $134 million.

The company has also agreed to indemnify holders of all notes and debentures and the company’s credit facility lenders (see note 21) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases. There is no limit to the maximum amount payable under these indemnification agreements. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

The company also has guaranteed its working-interest share of certain joint operation undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company’s share in the joint arrangement. As at December 31, 2021, the probability is remote that these guarantee commitments will impact the company.

33. SALE OF GOLDEN EAGLE AREA DEVELOPMENT

During the fourth quarter of 2021, the company completed the sale of its 26.69% working interest in the Golden Eagle Area Development for gross proceeds of US$250 million net of closing adjustments and other closing costs, resulting in a gain on sale of $227 million ($227 million after-tax). In addition, contingent consideration of up to US$50 million is receivable in the second half of 2023, if between July 2021 and June 2023 the Dated Brent average crude price equals or exceeds US$55/bbl, upon which US$25 million is receivable; or if the Dated Brent average crude price equals or exceeds US$65/bbl, upon which US$50 million is receivable.

The company completed the sale on October 22, 2021 with an effective date of January 1, 2021. The Golden Eagle Area Development is reported within the Exploration and Production segment.

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